Exhibit 7.1

Aurelia Energy N.V.
Computation of Ratios

	2000	2001	2002	2003	2004	2005
Pretax income from cont. oper. before adj. For min. int or income or loss from equity investees	37,929	31,266	13,763	11,514	5,920	2,045
plus fixed charges:
—interest expensed or	36,116	28,776	48,898	45,120	44,940	54,464
capitalized	0	0	3,549	6,062	385	0
—amortized premiums, discounts and capitalized expenses related to indebtedness	710	710	2,395	2,651	2,730	2,938
—an estimate of the interest within rental expense	61	63	91	120	128	140
—preference security dividend req. of consolidated sub.	0	0	0	0	0	0
Total fixed charges	36,887	29,549	54,932	53,953	48,183	57,542
plus amortization of capitalized interest	2,728	2,487	2,003	2,481	3,151	3,181
plus distributed income to equity investors	0	0	0	0	0	0
plus the share of pre-tax losses of equity investees	0	0	0	0	0	0
less interest capitalized	0	0	3,549	6,062	385	0
less interest accrued subordinated Marenco loan	0	0	0	0	0	0
less preference security dividend req. of consolidated subsidiaries	0	0	0	0	0	0
less minority interest in pre-tax income	0	0	0	0	0	0
Earnings	77,544	63,302	67,149	61,886	56,869	62,768
Fixed charges	36,887	29,549	54,932	53,953	48,183	57,542
Ratio of earnings to fixed charges	2.10	2.14	1.22	1.15	1.18	1.09
Cash interest expense (Interest paid)	28,232	20,738	41,829	39,722	35,169	39,930
EBITDA	128,363	107,430	111,800	104,239	117,576	162,785
EBITDA/Cash interest expense	4.55	5.18	2.67	2.62	3.34	4.08
Net debt	322,459	530,864	558,079	554,518	503,307	672,166
Net Debt/EBITDA	2.51	4.94	4.99	5.32	4.28	4.13